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                       CRA REAL ESTATE SECURITIES L.P.
                        CRA REALTY SHARES PORTFOLIO

                      SCHEDULE DATED DECEMBER 1, 1999
                      TO THE ADMINISTRATION AGREEMENT
                          DATED NOVEMBER 14, 1991
                   AS AMENDED AND RESTATED MAY 17, 1994
                                  BETWEEN
                      THE ADVISORS' INNER CIRCLE FUND
                                    AND
                            SEI FUND RESOURCES


Fees: Pursuant to Article 4, Section A, the Trust shall pay the Administrator compensation for services rendered to the CRA Realty Shares Portfolio (the "Portfolio") at an annual rate equal to 15.0 basis points on the first $100 million of assets;
              12.5 basis points on the next $100 million of assets; 0.0 basis points on the next $100 million of assets and 8.0 basis points on all assets over $300 million. There is a minimum annual administration fee of $75,000 per portfolio.

Term: Pursuant to Article 7, the term of this Agreement shall commence on December 1, 1998 and shall remain in effect with respect to the Portfolio for 3 years (the "Renewal Term"). This Agreement shall continue in effect for successive periods of 1 year after the Renewal Term, unless terminated by either party on not less than 90 days prior written notice to the other party. In the event of a material breach of this Agreement by either party, the non-breaching party shall notify the breaching party in writing of such breach and upon receipt of such notice, the breaching party shall have 45 days to remedy the breach or the non-breaching party may immediately terminate this Agreement.

              This Agreement shall terminate with respect to the Portfolio immediately upon its assignment except upon the express written consent by the Portfolio to the assignment.










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